UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.2 )

Gentiva Health Services
(Name of Issuer)

Common Stock
(Title of Class of Securities)

37247A102
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|X| Rule 13d-1(b)

|_| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Name of Reporting Person
WHV Investment Management, Inc.

IRS Identification No. of Above Person


2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
Washington, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
157,000

6 Shared Voting Power
0

7 Sole Dispositive Power
1,108,500

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
1,108,500

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
3.06%

12 Type of Reporting Person
IA


Item 1(a). Name of Issuer:
          Gentiva Health Services

Item 1(b). Address of Issuer's Principal Executive Offices:
3350 Riverwood Parkway, Suite 1400
Atlanta, GA 30339-3314
United States

Item 2(a). Names of Person Filing:
WHV Investment Management, Inc.("WHV")

Item 2(b). Address of Principal Business Office or, if none, Residence:
301 Battery Street, Suite 400
San Francisco, CA 94111-3203
United States
Item 2(c). Citizenship:
            Please refer to Item 4 on each cover sheet for each filing person

Item 2(d). Title of Class of Securities:
            Common Stock

Item 2(e). CUSIP Number:
            37247A102

Item 3. Type of Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

(a) |_| Broker or dealer registered under section 15 of the Exchange Act.
(b) |_| Bank as defined in section 3(a)(6) of the Exchange Act.
(c) |_| Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 .
(e) |X| An investment adviser in accordance with Rule
        13d-1(b)(1)(ii)(E);
(f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 1,108,500
(b) Percent of class: 3.06%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 157,000
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,108,500
(iv) Shared power to dispose or to direct the disposition of: 0

Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, and/or shareholders of WHV might be deemed the "beneficial owners" of some or all of the securities to which this Schedule 13G/A relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this
Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule 13G/A relates, and such beneficial ownership is expressly disclaimed.


Item 5. Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on by the Parent Holding Company.
            Not applicable.

Item 8. Identification and Classification of Members of the Group.
            Not applicable.

Item 9. Notice of Dissolution of Group.
            Not applicable.

Item 10. Certification.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2014

WHV Investment Management, Inc.

By:  /s/ Lawrence Hing

Lawrence Hing
Its: Chief Compliance Officer